UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              MARKETWATCH.COM, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    57619106
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                   May 4, 2000
             (Date of Event which Requires Filing of this Statement)

            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No.      57619106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                               SUMNER M. REDSTONE
--------------------------------------------------------------------------------
                              S.S. No.
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

/  /     (a)____________________________________________________________________
/  /     (b)____________________________________________________________________

(3)      SEC Use Only___________________________________________________________

(4)      Sources of Funds (See Instructions)             N/A
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).__________________________________________________________

(6)      Citizenship or Place of Organization            United States
                                               ---------------------------------
______________
Number of                   (7)     Sole Voting Power __________________________
  Shares
Beneficially                (8)     Shared Voting Power        5,636,814
 Owned by                                               ------------------------
   Each
Reporting                   (9)     Sole Dispositive Power _____________________
  Person
  With                      (10)    Shared Dispositive Power   5,636,814
______________                                                ------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting

                                    5,636,814
         ----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)_____________________________________________________

(13)     Percent of Class Represented by Amount in Row (11)     34.4%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)                IN
                                                    ----------------------------

 CUSIP No.        57619106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                    CBS BROADCASTING INC.
--------------------------------------------------------------------------------
                                    I.R.S No.  13-0590730
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

/  /     (a)____________________________________________________________________
/  /     (b)____________________________________________________________________

(3)      SEC Use Only___________________________________________________________

(4)      Sources of Funds (See Instructions)                N/A
                                             -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). _________________________________________________________

(6)      Citizenship or Place of Organization       New York
                                             -----------------------------------
_______________
Number of                   (7)     Sole Voting Power __________________________
  Shares
Beneficially                (8)     Shared Voting Power        5,636,814
 Owned by                                               ------------------------
   Each
Reporting                   (9)     Sole Dispositive Power _____________________
  Person
  With                      (10)    Shared Dispositive Power   5,636,814
______________                                                ------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting
                                    5,636,814
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)_____________________________________________________

(13)     Percent of Class Represented by Amount in Row (11)  34.4%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)                CO
                                                    ----------------------------

Item 1.  Security and Issuer.

      The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value per share (the "Common Shares"), of MarketWatch.com, Inc., a Delaware corporation, with its principal executive office located at 825 Battery Street, San Francisco, California 94111 (the "Issuer").

Item 2. Identity and Background.

      This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

      CBSBI, a New York corporation, has its principal executive offices at 51 West 52nd Street, New York, New York 10019. CBSBI's principal businesses, the CBS television network, radio and television broadcasting, and outdoor advertising. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

      W/CBS HCI, a Delaware corporation, has its principal office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI's principal business is cable television transmission and production services. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

      Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At May 12, 2000, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 13% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

      NAIRI, a Rhode Island corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock.

      NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. 66-2/3% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of a trust owning such shares.

      Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom Inc.

      The executive officers and directors of CBSBI, Viacom, NAIRI and NAI are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

      (a)   Name;

      (b)   Residence or business address; and

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      During the last five years, neither of the Reporting Persons nor any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation ("CBS"), of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

Item 4.  Purpose of Transaction.

      The Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) and (b) CBSBI is the owner, with shared dispositive and voting power, of 5,636,814 Common Shares, or approximately 34.4%, of the Issuer's issued and outstanding Common Shares and 90% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      W/CBS HCI is currently the beneficial owner, with shared dispositive and voting power of 5,636,814 Common Shares, or approximately 34.4%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      Viacom is currently the beneficial owner, with shared dispositive and voting power, of 5,636,814 Common Shares, or approximately 34.4%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 5,636,814 Common Shares, or approximately 34.4%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      NAI is currently the beneficial owner, with shared dispositive and voting power, of 5,636,814 Common Shares, or approximately 34.4%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of 5,636,814 Common Shares of the Issuer or approximately 34.4% of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of April 10, 2000).

      (c) The Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

      (d) None.

      (e) N/A

                          Transactions Effected in the Past 60 Days

                                   CBS Broadcasting Inc.

                Date              Shares                  Price                      Where and How Executed
                ----              ------                  -----                      ----------------------
               5/4/00            1,136,814     Approximately $43 million ($13       Private Transaction with
                                               million in cash and $30 million in   Issuer, San Francisco, CA
                                               advertis-ing and promotion)

                                   Signatures
                                   ----------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

May 15, 2000                                    /s/ Sumner M. Redstone
                                                --------------------------------
                                                Sumner M. Redstone,
                                                Individually

                                       National Amusements, Inc.

                                       By:      /s/ Sumner M. Redstone
                                                --------------------------------
                                                Sumner M. Redstone,
                                                Chairman and Chief Executive
                                                Officer

                                       NAIRI, Inc.

                                       By:      /s/ Sumner M. Redstone
                                                --------------------------------
                                                Sumner M. Redstone,
                                                Chairman and President

                                       Viacom Inc.

                                       By:      /s/Michael D. Fricklas
                                                --------------------------------
                                                Michael D. Fricklas
                                                Senior Vice President,
                                                General Counsel and Secretary

                                       Westinghouse/CBS Holding
                                       Company, Inc.

                                       By:      /s/ Angeline C. Straka
                                                --------------------------------
                                                Angeline C. Straka,
                                                Vice President and Secretary

                                       CBS Broadcasting Inc.

                                       By:      /s/ Angeline C. Straka
                                                --------------------------------
                                                Angeline C. Straka,
                                                Vice President and Secretary

                                   SCHEDULE I

                              CBS BROADCASTING INC.

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                                                   EXECUTIVE OFFICERS
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                                                                                                     Name and Address
                                                                                                    of Corporation or
                                Business or                   Principal Occupation                  Other Organization
        Name                 Residence Address                    or Employment                     in which Employed
--------------------------------------------------------------------------------------------------------------------------------
Mel Karmazin*         Viacom Inc.                       President and Chief Operating      Infinity Broadcasting Corporation
                      1515 Broadway                     Officer of Viacom Inc.;            40 West 57th Street
                      New York, NY 10036                Chairman, President and Chief      New York, NY 10019
                                                        Executive Officer of Infinity
                                                        Broadcasting Corporation
--------------------------------------------------------------------------------------------------------------------------------
Louis J. Briskman*    CBS Broadcasting Inc.             Executive Vice President and
                      51 W. 52nd Street                 General Counsel of CBS Television
                      New York, NY 10019
--------------------------------------------------------------------------------------------------------------------------------
Leslie Moonves        Viacom Inc.                       [Executive Vice President] of      CBS Television
                      7800 Beverly Blvd.                Viacom Inc.; President and Chief   7800 Beverly Blvd.
                      Los Angeles, CA 90036             Executive Officer of CBS           Los Angeles, CA 90036
                                                        Television
--------------------------------------------------------------------------------------------------------------------------------
Fredric G. Reynolds*  Viacom Inc.                       Executive Vice President and
                      1515 Broadway                     Chief Financial Officer of
                      New York, NY 10036                Viacom Inc.
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*Also a director

                                   SCHEDULE II

                     WESTINGHOUSE CBS HOLDING COMPANY, INC.

--------------------------------------------------------------------------------------------------------------------------------
                                              EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Name and Address
                                                                                                    of Corporation or
                                Business or                   Principal Occupation                  Other Organization
        Name                 Residence Address                    or Employment                     in which Employed
--------------------------------------------------------------------------------------------------------------------------------
Mel Karmazin*         Viacom Inc.                       President and Chief Operating      Infinity Broadcasting Corporation
                      1515 Broadway                     Officer of Viacom Inc.;            40 West 57th Street
                      New York, NY 10036                Chairman, President and Chief      New York, NY 10019
                                                        Executive Officer of Infinity
                                                        Broadcasting Corporation
--------------------------------------------------------------------------------------------------------------------------------
Louis J. Briskman*    CBS Broadcasting Inc.             Executive Vice President and
                      51 W. 52nd Street                 General Counsel of CBS Television
                      New York, NY 10019
--------------------------------------------------------------------------------------------------------------------------------
Leslie Moonves        Viacom Inc.                       [Executive Vice President] of      CBS Television
                      7800 Beverly Blvd.                Viacom Inc.; President and Chief   7800 Beverly Blvd.
                      Los Angeles, CA 90036             Executive Officer of CBS           Los Angeles, CA 90036
                                                        Television
--------------------------------------------------------------------------------------------------------------------------------
Fredric G. Reynolds*  Viacom Inc.                       Executive Vice President and
                      1515 Broadway                     Chief Financial Officer of
                      New York, NY 10036                Viacom Inc.
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*Also a director

                                  SCHEDULE III

                                   VIACOM INC.

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                                                EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Name and Address
                                                                                                 of Corporation or Other
                                 Business or                 Principal Occupation or          Organization in Which Employed
        Name                  Residence Address                    Employment
--------------------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*    Viacom Inc.                      Chairman of the Board and Chief    National Amusements, Inc.
                       1515 Broadway                    Executive Officer of Viacom        200 Elm Street
                       New York, NY 10036               Inc.; Chairman of the Board and    Dedham, MA  02026
                                                        Chief Executive Officer of
                                                        National Amusements, Inc.;
                                                        President and Chief Executive
                                                        Officer of Viacom International
                                                        Inc.
--------------------------------------------------------------------------------------------------------------------------------
Mel Karmazin*          Viacom Inc.                      President and Chief Operating      Chairman, President and Chief
                       1515 Broadway                    Officer Viacom Inc. and Viacom     Executive Officer of Infinity
                       New York, NY 10036               International Inc.                 Broadcasting Corporation
--------------------------------------------------------------------------------------------------------------------------------
Michael D. Fricklas    Viacom Inc.                      Sr. VP, General Counsel and        Viacom International Inc.
                       1515 Broadway                    Secretary of Viacom Inc. and of    1515 Broadway
                       New York, NY 10036               Viacom International Inc.          New York, NY  10036
--------------------------------------------------------------------------------------------------------------------------------
Susan C.               Viacom Inc.                      Vice President, Controller,        Viacom
Gordon                 1515 Broadway                    Chief Accounting Officer of        International
                       New York, NY 10036               Viacom Inc. and Viacom             Inc.
                                                        International Inc.                 1515 Broadway
                                                                                           New York, NY 10036
--------------------------------------------------------------------------------------------------------------------------------
William A. Roskin      Viacom Inc.                      Sr. VP, Human Resources and        Viacom International Inc.
                       1515 Broadway                    Administration of Viacom Inc.      1515 Broadway
                       New York, NY 10036               and Viacom International Inc.      New York, NY  10036
--------------------------------------------------------------------------------------------------------------------------------
Fredric Reynolds       Viacom Inc.                      Sr. VP, Chief Financial Officer    Viacom International Inc.
                       1515 Broadway                    of Viacom Inc. and Viacom          1515 Broadway
                       New York, NY 10                  International Inc.                 New York, NY  10036
--------------------------------------------------------------------------------------------------------------------------------
*Also a Director

                                  SCHEDULE III

                                   (continued)

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                                                DIRECTORS
--------------------------------------------------------------------------------------------------------------------------------
George S. Abrams        Winer & Abrams                   Attorney                            Winer & Abrams
                        60 State Street                                                      60 State Street
                        Boston, MA 02109                                                     Boston, MA  02109
--------------------------------------------------------------------------------------------------------------------------------
George H. Conrades      AKAMI Technologies               Chairman and Chief Executive
                        201 Broadway                     Officer of
                        Cambridge, MA 02139              AKAMI Technologies
--------------------------------------------------------------------------------------------------------------------------------
Philippe P. Dauman      121 East 65th Street             Director of Viacom Inc.
                        New York, NY 10021               and National Amusements, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Thomas E. Dooley        243 Cleft Road                   Director of Viacom Inc.
                        Mill Neck, NY 11937
--------------------------------------------------------------------------------------------------------------------------------
William H. Gray III     UNCF                             President and Chief Executive
                        8260 Willow Oaks Corporate       Officer of The
                        Drive                            College Fund/UNCF
                        Fairfax, VA 22031
--------------------------------------------------------------------------------------------------------------------------------
Jan Leschly             SmithKline Beecham               Chief Executive (Retired) of
                        P.O. Box 7929                    SmithKline Beecham
                        Philadelphia, PA 19101
--------------------------------------------------------------------------------------------------------------------------------
David T. McLaughlin     Orion Safety Products            Chairman and Chief Executive
                        P.O. Box 2047                    Officer of
                        Easton, MD 21601                 Orion Safety Products
--------------------------------------------------------------------------------------------------------------------------------
Ken Miller              Credit Suisse First Boston       Vice Chairman of C.S. First Boston  Credit Suisse First Boston
                        Corporation                                                          Corporation
                        11 Madison Avenue - 22nd Floor                                       11 Madison Avenue 22nd Floor
                        New York, NY 10010                                                   New York, NY  10010
--------------------------------------------------------------------------------------------------------------------------------
Leslie Moonves          Viacom Inc.                      President and Chief Executive       CBS Television
                        1515 Broadway                    Officer of CBS Television           7800 Beverly Blvd.
                        New York, NY 10036                                                   Los Angeles, CA 90036
--------------------------------------------------------------------------------------------------------------------------------
Brent D. Redstone       c/o Showtime Networks Inc.       Director of National Amusements,    National Amusements, Inc.
                        1633 Broadway                    Inc.                                200 Elm Street
                        New York, NY  10019                                                  Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Shari Redstone          National Amusements, Inc.        President of National Amusements,   National Amusements, Inc.
                        200 Elm Street                   Inc.                                200 Elm Street
                        Dedham, MA 02026                                                     Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Fredric V. Salerno      Bell Atlantic Corporation        Vice Chairman--Finance and          Bell Atlantic Corporation
                        1095 Avenue of the Americas      Business Development of Bell        1095 Avenue of the Americas
                        New York, NY 10036               Atlantic                            New York, NY  10036
--------------------------------------------------------------------------------------------------------------------------------
William Schwartz        Yeshiva University               VP for Academic Affairs (chief      Yeshiva University
                        2495 Amsterdam Avenue            academic officer) of Yeshiva        2495 Amsterdam Avenue
                        New York, NY 10033               University                          New York, NY  10033
--------------------------------------------------------------------------------------------------------------------------------
Ivan Seidenberg         Bell Atlantic Corporation        Chairman of the Board and Chief     Bell Atlantic Corporation
                        1095 Avenue of the Americas      Executive Officer of Bell Atlantic  1095 Avenue of the Americas
                        New York, NY 10036                                                   New York, NY  10036
--------------------------------------------------------------------------------------------------------------------------------
Patty Stonesifer        Bill and Melinda Gates           Co-Chair and President of
                        Foundation                       Bill and Melinda Gates Foundation
                        1551 Eastlake Ave. East
                        Seattle, WA 98102
--------------------------------------------------------------------------------------------------------------------------------
Robert D. Walter        Cardinal Health, Inc.            Chairman and Chief Executive
                        7000 Cardinal Place              Officer of Cardinal Health, Inc.
                        Dublin, OH 43017
--------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE IV

                                   NAIRI, INC.

--------------------------------------------------------------------------------------------------------------------------------
                                                        EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Name and Address
                                                                                                     of Corporation or
                                 Business or                   Principal Occupation                  Other Organization
        Name                  Residence Address                    or Employment                     in which Employed
--------------------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*    Viacom Inc.                      Chairman of the Board of Viacom      National Amusements, Inc.
                       1515 Broadway                    Inc.; Chairman of the Board and      200 Elm Street
                       New York, NY 10036               Chief Executive Officer of           Dedham, MA  02026
                                                        National Amusements, Inc.;
                                                        Chairman and President of NAIRI,
                                                        Inc.
--------------------------------------------------------------------------------------------------------------------------------
Shari Redstone*        National Amusements, Inc.        President of National Amusements,    National Amusements, Inc.
                       200 Elm Street                   Inc. and Executive Vice President    200 Elm Street
                       Dedham, MA  02026                of NAIRI, Inc.                       Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Jerome Magner          National Amusements, Inc.        Vice President and Treasurer of      National Amusements, Inc.
                       200 Elm Street                   National Amusements, Inc. and        200 Elm Street
                       Dedham, MA  02026                NAIRI, Inc.                          Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Richard Sherman        National Amusements, Inc.        Vice President of National           National Amusements, Inc.
                       200 Elm Street                   Amusements, Inc. and NAIRI, Inc.     200 Elm Street
                       Dedham, MA  02026                                                     Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
*Also a Director

                                   SCHEDULE V

                            NATIONAL AMUSEMENTS, INC.

--------------------------------------------------------------------------------------------------------------------------------
                                                     EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Name and Address
                                                                                                     of Corporation or
                                 Business or                   Principal Occupation                 Other Organization
        Name                  Residence Address                   or Employment                      in which Employed
--------------------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*    Viacom Inc.                      Chairman of the Board of Viacom     National Amusements, Inc.
                       1515 Broadway                    Inc.; Chairman of the Board and     200 Elm Street
                       New York, NY  l0036              Chief Executive Officer of          Dedham, MA  02026
                                                        National Amusements, Inc.;
                                                        Chairman and President of NAIRI,
                                                        Inc.
--------------------------------------------------------------------------------------------------------------------------------
Shari Redstone*        National Amusements, Inc.        President of National Amusements,   National Amusements, Inc.
                       200 Elm Street                   Inc. and Executive Vice President   200 Elm Street
                       Dedham, MA  02026                of NAIRI, Inc.                      Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Jerome Magner          National Amusements, Inc.        VP and Treasurer of National        National Amusements, Inc.
                       200 Elm Street                   Amusements, Inc., and NAIRI, Inc.   200 Elm Street
                       Dedham, MA  02026                                                    Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
Richard Sherman        National Amusements, Inc.        Vice President of National          National Amusements, Inc.
                       200 Elm Street                   Amusements, Inc. and NAIRI, Inc.    200 Elm Street
                       Dedham, MA  02026                                                    Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------
*Also a Director

--------------------------------------------------------------------------------------------------------------------------------
                                                           DIRECTORS
--------------------------------------------------------------------------------------------------------------------------------
George S. Abrams       Winer & Abrams                   Attorney                            Winer & Abrams
                       60 State Street                                                      60 State Street
                       Boston, MA  02109                                                    Boston, MA  02109
--------------------------------------------------------------------------------------------------------------------------------
David Andelman         Lourie and Cutler                Attorney                            Lourie and Cutler
                       60 State Street                                                      60 State Street
                       Boston, MA  02109                                                    Boston, MA  02109
--------------------------------------------------------------------------------------------------------------------------------
Philippe P. Dauman     Residence:                       Director of National Amusements,
                       121 East 65th Street             Inc. and Viacom Inc.
                       New York, NY 10021
--------------------------------------------------------------------------------------------------------------------------------
Brent D. Redstone      c/o Showtime Networks Inc.       Director of National Amusements,    National Amusements, Inc.
                       1633 Broadway                    Inc.                                200 Elm Street
                       New York, NY  10019                                                  Dedham, MA  02026
--------------------------------------------------------------------------------------------------------------------------------